Annual Report

Cover Page

Name of issuer:

WinSanTor, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 12/28/2011

Physical address of issuer:

7220 Trade St. #370
San Diego CA 92121

Website of issuer:

http://www.winsantor.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$35,500.00	$116,234.00
Cash & Cash Equivalents:	$31,888.00	$109,627.00
Accounts Receivable:	$0.00	$1,577.00
Short-term Debt:	$1,386,502.00	$220,465.00
Long-term Debt:	$325,000.00	$0.00
Revenues/Sales:	$1,181,568.00	$1,558,270.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	($70,923.00)	($168,163.00)
Net Income:	($2,124,767.00)	($870,392.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

WinSanTor, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lakshmi Kotra	Professor	University of Toronto	2011
Stanley Kim	Executive	WinSanTor	2011
Paul Fernyhough	Professor	University of Manitoba	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Angela Hansen	VP Regulatory	2014
Stanley Kim	CEO	2011
Andrew Albertson	Treasurer	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lakshmi Kotra	4200000.0 Common Stock	24.21
Nigel Calcutt	4200000.0 Common Stock	24.21
Paul Fernyhough	4200000.0 Common Stocks	24.21

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.

In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our pharmaceutical product. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities. Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

Some of our programs are partially supported by government grants, which may be reduced, withdrawn or delayed. We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies. Funding by these governments may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. A restriction on the government funding available to us would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	1,425,000	1,013466	No
Common Stock	30,000,000	15,468,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,875,000

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	07/31/18
Amount	$175,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Valuation cap	$50,000,000.00
Maturity date	07/31/20

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$113	General operations
5/2017	Regulation D, Rule 506(b)	Preferred stock	$1,377,939	General operations
7/2018	Regulation A+	Convertible Note	$175,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Peripheral neuropathy (PN) is one of the most significant unmet needs today, affecting 1 in 15 in the U.S. PN is the dying of nerves caused by many major diseases or injuries, e.g., diabetes, cancer/chemo, HIV, and genetic diseases. There is currently no treatment, only pain drugs that reduce all feeling. We are now in trials showing that we may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

We are impatient. We are exploiting every strategy, mechanism, and regulation to accelerate approval of our drugs, including recycling a previously approved safe drug. Phase 1 is complete, and we are now starting phase 2. Our goal is to get drug approval in the U.S. by 2022 and perhaps sooner elsewhere. And by focusing on patient impact rather than the bottom line, we believe we're creating a new sustainable model for pharma companies based on patient need, not just money.

Milestones

WinSanTor, Inc. was incorporated in the State of Delaware in December 2011.

Since then, we have:

- CEO's prior two companies were acquired by Qualcomm and Apple, with technologies now standards in the industry.
- Over $25M of non-dilutive funding (peer-reviewed grants rewarding innovation and results) has driven the research and development.
- Extensive evidence, including a proof-of-concept study in humans, showing a reversal of PN through 1) nerve regrowth, 2) reduced symptoms including pain, and 3) return of quality-of-life to patients.
- We are now in the middle of Phase 2 early efficacy studies in several sites in Canada, with the first of these sites funded by the Canadian government.
- The active ingredient in our drug is a historically safe drug used for 30+ years that is being 'recycled' to get to patients faster - increasing safety and lowering development cost and time.
- Assemblage of nearly every stakeholder in diabetic peripheral neuropathy (DPN): clinicians, researchers, non-profits, governments, and, critically, patients.
- To date, we have no venture financing. We received several peer reviewed (results oriented) grants in 2019 that mitigated our reliance on venture funding. This was supplemented by WeFunder and a RegD investment.

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2018, the Company had revenues of $1,181,568 compared to the year ended December 31, 2017, when the Company had revenues of $1,558,270. Our gross margin was 100.0% in fiscal year 2018, compared to 100.0% in 2017.
Assets. As of December 31, 2018, the Company had total assets of $35,500, including $31,888 in cash. As of December 31, 2017, the Company had $116,234 in total assets, including $109,627 in cash.
Net Loss. The Company has had net losses of $2,124,767 and net losses of $870,392 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.
Liabilities. The Company's liabilities totaled $1,711,502 for the fiscal year ended December 31, 2018 and $220,465 for the fiscal year ended December 31, 2017.

Liquidity & Capital Resources

As of December 31, 2018, the company has been financed with $1,738,747 in equity and $325,000 in convertibles.

We used the proceeds of this round as set forth in this Form C under "Use of Funds".

We are currently raising additional financing in excess of the proceeds received from "Wefunder" financing in order to perform operations. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether proceeds from this future round will be sufficient to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WinSanTor, Inc. cash in hand is $31,888, as of December 2018. Over the last three months, revenues have averaged $99,626/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $232,176/month, for an average burn rate of $232,176 per month. Profitability will be dependent licensing our technology regionally or taking the drug to market. We intend to find a license partner by mid/late 2020.

The Company received a $2M grant (for 2 years) in late September (2018) that enables us to begin chemo-induced peripheral neuropathy studies. We also received a $3M grant (for 3 years) beginning in 2019.

We are now in several sites in Canada for our Phase 2. The Canadian studies funding has already been committed by the Canadian government. We are preparing for Phase 3 studies as we were informed by regulatory consultants that certain countries such as Japan and China may allow us to begin studies as soon as end of 2020. We are also in discussion with several companies, including in negotiations with companies in these countries, which includes licensing revenue. We are in discussion with the EB-5 program (Immigrant Investor Program) about providing a loan to the company.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.winsantor.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Andrew Albertson
- Angela Hansen
- Lakshmi Kotra
- Paul Fernyhough
- Stanley Kim
- Stanley Kim

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Andrew Albertson
- Angela Hansen
- Lakshmi Kotra
- Paul Fernyhough
- Stanley Kim
- Stanley Kim

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WinSanTor, Inc.

By

Stanley Kim

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lakshmi P. Kotra
Director
5/27/2020

Stanley Kim
CEO
5/26/2020

Paul Fernyhough
Director
5/26/2020

Stanley Kim
CEO
5/21/2020

Andrew Albertson
Acting CFO
2/26/2020

Stanley Kim
Founder
2/26/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.